               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934


                        Tele Danmark A/S
                        (Name of Issuer)

              A Shares, nominal value DKK 100 each
                 (Title of Class of Securities)

                 1-12998 [commission file number]
                         (CUSIP Number)

                                                  Copy to:
     Richard M. Pehlke                            Kelly R. Welsh
     Vice President and Treasurer                 Executive Vice President
     Ameritech Corporation                          and General Counsel
     30 South Wacker Drive                        Ameritech Corporation
     Chicago, Illinois 60606                      30 South Wacker Drive
     (800) 257-0902                               Chicago, Illinois 60606
                                                  (800) 257-0902

          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                       December 5, 1997
     (Date of Event which Requires Filing of this Statement)


If  the  filing  person  has  previously  filed  a  statement  on
Schedule  13G to report the acquisition which is the  subject  of this  Schedule  13D,  and  is filing  this  schedule  because  of
Rule 13d-1(b)(3) or (4), check the following box.       N/A

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following pages)

                       Page 1 of 14 Pages

   1      NAME OF REPORTING PERSON

          Ameritech Corporation
          36-3251481 (I.R.S. Employer Identification No.)


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          N/A


   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          WC, OO


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          N/A


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


   7      SOLE VOTING POWER

          4,500,000 A Shares(See Item 5)


   8      SHARED VOTING POWER

          0  (See Item 5)


   9      SOLE DISPOSITIVE POWER

          4,500,000 A Shares (See Item 5)


  10      SHARED DISPOSITIVE POWER

          0  (See Item 5)


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,500,000 A Shares (See Item 5)


  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES

          N/A

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.351145% increasing to 41.578209% (See Item 4)


  14      TYPE OF REPORTING PERSON

          HC/CO

                      STATEMENT ON SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to A Shares of the Company, each having nominal value of 100 Danish Kroner ("DKK") and 10 votes (the "A Shares"), of Tele Danmark A/S, a company limited by shares and organized under the laws of the Kingdom of Denmark (the "Company"). The Company also has B Shares, each having nominal value of 10 DKK and one vote (the "B Shares"), which trade on the New York Stock Exchange in the form of American Depository Shares each representing the right to one-half of one B Share ("ADS"). Under Article 25 of the Company's Articles of Incorporation (the "Articles"), as of June 1, 1998, each A Share will be converted into 10 B Shares and the Company will have only one class of shares known as "Shares." The principal executive office of the Company is Tele Danmark A/S, Kannikegard 16, 8000 Aarhus C, Denmark.

ITEM 2.   IDENTITY AND BACKGROUND.

     Ameritech Corporation ("Ameritech") is a Delaware corporation, which together with its subsidiaries provides a wide range of communications services, including local and long distance telephone, cellular, paging, directory advertising, security monitoring, cable TV, electronic commerce and on-line services.
The address of the principal business office of Ameritech is Ameritech Corporation, 30 South Wacker Drive, Chicago, Illinois 60606.

     During the past five years, neither Ameritech nor, to the knowledge of Ameritech, any of the executive officers or directors of Ameritech, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither Ameritech nor, to the knowledge of Ameritech, any of the executive officers or directors of Ameritech, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The  remaining information required in response to this Item
2 regarding executive officers and directors of Ameritech is set forth on Schedule A attached hereto, which schedule is hereby incorporated herein by this reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Share Disposition and Purchase Agreement dated as  of October 27, 1997 by and among the Minister of Research and
Information Technology acting on behalf of the Kingdom of Denmark
(the   "Kingdom"),   the  Company  and  Ameritech   (the   "Share
Agreement"),  subject to the
satisfaction of  certain  conditions
described in the Share Agreement, the Kingdom has agreed to  sell to  Ameritech  and  Ameritech has agreed  to  purchase  from  the
Kingdom,  4,500,000 A Shares at a purchase price of 4,700.00  DKK
per   A   Share   for  an  aggregate  purchase   price   of   DKK
21,150,000,000.00 (the "Purchase Price" for the  "Sale  Shares").
The  Purchase Price is to be paid in full on the closing date  by
Ameritech's  issuance  and  delivery of  a  non-interest  bearing promissory demand note (the "Demand Note").  The Sale Shares will remain  subject  to a pledge until Ameritech's six  nominees  for election to the 12 member board of directors of the Company  (the
"Board") either (i) are elected, after which time the Demand Note will  be  paid  in  full by the wire transfer of 5,555,993,380.00
Deutsche  Marks ("DM") to the Kingdom or (ii) fail to be elected, after which time the Sale Shares will be transferred back to  the
Kingdom,  the  Demand Note will be canceled and the  transactions contemplated by the Share Agreement will terminate.  Based on  an exchange rate of DKK 6.7 to $1 and an exchange rate of DKK 3.8067 to DM 1, on or about October 27, 1997, the Purchase Price had a value of approximately $3,156,716,418. Ameritech intends to pay the Purchase
Price from working   capital  and  from  long  and  short  term
borrowings. Although the lenders are not known at the present time and the terms of such borrowings have not been finalized, Ameritech expects that such terms will be similar to those of its historic financing activities.

     The Share Agreement contemplates that in connection with the sale by the Kingdom to Ameritech of the Sale Shares, the Company will authorize the repurchase of all of the Kingdom's remaining A Shares pursuant to the Redemption discussed in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     Ameritech executed the Share Agreement with the intention of making a significant investment in the Company and, as the
Company's largest shareholder, being in a position to substantially influence the business operations of the Company. In this regard, Ameritech and the Company have agreed upon a joint vision for the Company's future and Ameritech plans to make contributions of know-how, technology and expertise to the Company to facilitate the realization of this vision.

      Under the provisions of the Share Agreement, there are certain conditions imposed on Ameritech's ability to acquire ownership and control of greater than 50% of the aggregate voting power of
the   Company.   Ameritech  also  has  entered  into  a  put/call
arrangement with the Kingdom, the effect of which would be to raise the percentage of Ameritech's nominal share capital and voting power to an amount not to exceed 42.4% in the event that the planned Redemption (as defined below) does not occur as contemplated by the Share Agreement. Although Ameritech has no current intention to purchase securities of the Company other than in connection with the Share Agreement, Ameritech intends to review, from time to time, its investment in the Company with respect to, among other things, the financial performance of the Company, the strategies implemented by the Company and other general market and investment conditions, and may, based on such review, purchase or sell securities of the Company to the extent and in the manner allowed under the Share Agreement.

     At a general meeting of the shareholders of the Company, which is scheduled to occur in January 1998 shortly after the sale of the Sale Shares (the "EGM"), Ameritech will nominate six of the 12 members of the Board, including the chairman and vice chairman of the Board. The chairman (and in the chairman's absence, the vice chairman) has the ability to cast the deciding vote in the event of a tie vote on any matter voted upon by the Board. The Board includes four members who are elected by the employees of the Company under the Company's Articles and Danish law and two members with respect to whom Ameritech will not be permitted under the Articles to vote its Shares.

     Ameritech agreed in the Share Agreement to present the Sale Shares it controls for the purposes of declaring a quorum at the EGM and to exercise its rights as owner of such Sale Shares to nominate and vote in favor of the election of its nominees. The Kingdom has determined that at the EGM and at all general meetings following the Closing, it may not be appropriate for the Kingdom to approve the selection of management and accordingly, under the Share Agreement, the Kingdom agreed not to vote any of its A Shares at such meetings with respect to the election of Board nominees. Ameritech intends to review the qualifications, background, willingness to serve and other factors of a number of potential director nominees to ensure the greatest possible benefit to the Company. Although Ameritech has no legal or contractual right to elect its six nominees to the Board, as discussed in Item 3 above, Ameritech will have the right to cancel the Demand Note, return the Sale Shares to the Kingdom and terminate the Share Agreement in the event that such nominees are not elected at the EGM.

     The  Share  Agreement  contemplates the  redemption  of  the
2,277,023 A Shares of the Company owned by the Kingdom that would remain after the sale of the Sale Shares to Ameritech (the "Redemption"). Such Redemption requires the affirmative vote of both at least two-thirds of the votes cast at the EGM  and two-thirds of the voting capital represented at the EGM and requires that two-thirds of the voting power of the Shares be represented at  the
EGM (although in the absence of such a quorum, in the event that the Redemption receives the affirmative vote of both at least two-thirds of the votes cast at the EGM and two-thirds of the voting capital represented at the EGM, a second EGM can be scheduled for a later date at which the Redemption requires the affirmative vote of both at least two-thirds of the votes cast at the second EGM and two-thirds of the voting capital represented at the second EGM). The Redemption would change the equity capitalization of the Company. The number of A Shares would be reduced from 6,777,023 to 4,500,000, increasing the percentage of Ameritech's nominal share capital and voting power from 34.351145% to 41.578209%. Because the number of B Shares would remain at 63,229,770, the aggregate percentage of nominal share capital and voting power of security holders  of the Company other than Ameritech would increase  from
48.267% to 58.421791%.  Pursuant to the Buyback Terms attached as an  exhibit to the Share Agreement, each A Share will be redeemed for cash in an amount  equal to the average of each day's trading price  Alle  handler at 17:00 p.m. for B-Shares on the Copenhagen
Stock  Exchange, weighed by the daily trading volume as  reported on the Copenhagen Stock Exchange, for the 15 trading days immediately preceding (but not including) the general meeting to approve  the  Redemption, multiplied by 10,  then  deducting  two
percent,  then  deducting 30 DKK per  A  Share.   The  Board  may
propose  that  the  Shareholders reduce the number  of  A  Shares redeemed  at  the  EGM if the potential value of  the  Redemption would exceed 10,000,000,000 DKK. The Kingdom has agreed to relinquish voting and dividend rights to such Shares from and
after  the  approval  of  the  Redemption.   The  Redemption   is
conditioned on the passing of resolutions to amend the Articles to, among other things, restate the Company's share capital.
Ameritech has agreed under the Share Agreement to vote  any  Sale
Shares it controls in favor of the Redemption.

     Ameritech does not have any present plan or proposal that would result in or is related to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D other than as described in this Statement. Article 5(10) of the Articles prohibits the ownership by a single shareholder of more than 7.5% of the nominal share capital and voting power of the Company unless such shareholder is in the telecommunications industry, the ownership is being acquired to expand cooperation in telecommunication activities between the companies or their affiliates, and the Board gives prior approval of such ownership. The Board has approved the transactions contemplated by the Share Agreement, including Ameritech's ownership of more than 7.5% of the nominal share capital and voting power of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Ameritech currently owns no securities of the Company. Under the Share Agreement, upon the fulfillment or waiver of the closing conditions, Ameritech will have the right and obligation to acquire from the Kingdom 4,500,000 A Shares representing 34.351145% of the Company's nominal share capital and voting power. The purchase and sale of these A Shares was subject to approval by the Commission of the European Communities under Council Regulation (EEC) No 4064/89 of December 21, 1989 "on the control of concentrations between undertakings." Such approval was received on December 5, 1997.

     The Kingdom currently owns all 6,777,023 A Shares representing 51.733% of the Company's nominal share capital and voting power. Under Article 25 of the Articles, as of June 1, 1998, each A Share will be converted into 10 B Shares and the Company would have only one class of shares. As a result, as of June 1, 1998 Ameritech will own 45,000,000 Shares. The Redemption described above will increase the percentage of
Ameritech's nominal share capital and voting power from 34.351145% to 41.578209% and increase the percentage of nominal share capital and voting power held by other security holders of the Company from 48.267% to 58.421791%. As discussed in Item 4 above, Ameritech has agreed under the Share Agreement to vote any Sale Shares it possesses in favor of the Redemption.

     Ameritech has not effected any transactions in A Shares or B
Shares during the past 60 days other than entering into the Share
Agreement.

ITEM 6.   CONTRACTS,     ARRANGEMENTS,     UNDERSTANDINGS      OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the Share Agreement, Ameritech agreed, for so long  as
Section 31 of the Danish Securities Trading Act or a substantially similar statute is in effect, but not beyond the third anniversary of the Closing, not to own or have the right to vote Shares representing more than 50% of the aggregate voting power of the Company unless Ameritech makes an offer to purchase all outstanding Shares from all shareholders of the Company at a price per Share not less than the higher of (i) DKK 467.00 or
(ii) the price applicable under Section 31 of the Danish Trading Act and regulations ("Section 31"). This provision of the Share Agreement would not apply if such threshold were exceeded as a result of Ameritech's participation in an increase of the Company's voting share capital that is authorized and approved by the requisite majority at a duly constituted general meeting of shareholders in accordance with the Amended Articles and otherwise in accordance with applicable Danish law.

     Under the Share Agreement, Ameritech agreed, until the third anniversary of the Closing, not to transfer its right to any Share without the consent of the Kingdom other than to an
Affiliate, to Danish institutional investors with a principal place of business in Denmark, or to Persons in the telecommunications industry or related industries who, in the good faith judgment of a majority in number of the Board, would provide the Company with strategic, financial or technological advantages; provided that in any case Ameritech and its Affiliates would continue to hold a majority of the Sale Shares and any additional shares purchased pursuant to the Share Agreement.

     Under the Share Agreement, Ameritech agreed, until the third anniversary of the Closing, to obtain the Kingdom's prior written consent before its Board nominees or representatives recommend, act or vote to cause the Company to take certain strategic decisions in certain circumstances, including substantial divestments of certain core domestic businesses, de-lisiting Shares from the Copenhagen Stock Exchange or the New York Stock Exchange, and merging or liquidating the Company in certain transactions in which the Company would not survive.

     Under the Share Agreement, Ameritech agreed to obtain the Kingdom's prior written consent before its Board nominees or representatives resolve or vote to transfer the Company's corporate headquarters or registration out of the Kingdom of Denmark, provided that after the tenth anniversary of the Closing, the Kingdom's consent to such a resolution or vote shall not be unreasonably withheld.

     The description of the Share Agreement and the exhibits thereto (including the Buyback Terms) throughout this Statement is qualified by reference to such Share Agreement and the exhibts thereto, a copy of which is filed as Exhibit I hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


 Exhibit No.                         Description

      I Share Disposition and Purchase Agreement and the exhibits thereto dated as of October 27, 1997 by and among the Minister of Research and Information Technology acting on behalf of the Kingdom of Denmark, Tele Danmark A/S, and Ameritech Corporation.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   December 15, 1997


                                   AMERITECH CORPORATION


                                   By:    /s/ Bruce B. Howat
                                          Counsel and Secretary

                           EXHIBIT INDEX

Exhibit No.                 Exhibit Name                Page No.

     I            Share Disposition and Purchase        Attached
                  Agreement and the exhibits          after page 14
                  thereto dated as of October 27,
                  1997 by and among the Minister of
                  Research and Information
                  Technology acting on behalf of
                  the Kingdom of Denmark, Tele
                  Danmark A/S, and Ameritech
                  Corporation.

PAGE>11

                           SCHEDULE A


Name                      Position            Address/Citizenship

Richard C. Notebaert      Executive Officer,  Ameritech Corporation
                          Director            30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

W. Patrick Campbell       Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Walter M. Oliver          Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Thomas E. Richards        Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Oren G. Shaffer           Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Joan H. Walker            Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Kelly R. Welsh            Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Walter S. Catlow          Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA



Bruce B. Howat            Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Barbara A Klein           Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Gary R. Lytle             Executive Officer   Ameritech Corporation
                                              1401 H Street, N.W.
                                              Washington, D.C. 20005
                                              USA

Sarie L. Macrie           Executive Officer   Ameritech Corporation
                                              1401 H Street, NW
                                              Washington, D.C.
                                              20005
                                              USA

Richard W. Pehlke         Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Thomas J. Reiman          Executive Officer   Ameritech Corporation
                                              30 S. Wacker Drive
                                              Chicago, IL  60606
                                              USA

Donald C. Clark           Director            One S. Wacker Drive
                                              Suite 1495
                                              Chicago, IL  60606
                                              USA

Melvin R. Goodes          Director            Warner-Lambert Company
                                              201 Tabor Road
                                              Morris Plains, NJ
                                              07950
                                              USA

Hanna Holborn Gray,       Director            University of Chicago
Ph. D.                                        Department of History
                                              1126 E. 59th Street
                                              SS Box 109
                                              Chicago, IL  60637
                                              USA

James A. Henderson        Director            Cummins Engine
                                              Company, Inc.
                                              Box 3005-Mail Code 60912
                                              Columbus, IN  47202-3005
                                              USA

Sheldon B. Lubar          Director            Lubar & Co.
                                              777 E. Wisconsin Avenue
                                              Suite 3380
                                              Milwaukee, WI  53202
                                              USA

Lynn M. Martin            Director            Deloitte & Touche
                                              Two Prudential Plaza
                                              180 N. Stetson
                                              Chicago, IL  60601
                                              USA

Arthur C. Martinez        Director            Sears Roebuck & Co.
                                              3333 Beverly Road
                                              Hoffman Estates, IL 60179
                                              USA

John B. McCoy             Director            Banc One Corporation
                                              100 E. Broad Street
                                              Columbus, OH  43271-0261
                                              USA

John D. Ong               Director            The BFGoodrich Company
                                              4000 Embassy Parkway
                                              Suite 330
                                              Akron, OH  44333-8357
                                              USA

A. Barry Rand             Director            Xerox Corporation
                                              800 Long Ridge Road
                                              Stamford, CT  06904
                                              USA

Laura D'Andrea Tyson      Director            Haas School of
                                              Business S545
                                              MC1900
                                              University of California
                                                   at Berkley
                                              Berkeley, CA  94720-
                                              1900
                                              USA

James A. Unruh            Director            Two Bala Plaza
                                              Suite 300
                                              Bala Cydwyd, PA
                                              19004
                                              USA